FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   March   2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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For Immediate Release

Teva to Present at the Lehman Brothers 11th Annual Global Healthcare Conference
and at the Cowen and Company 28th Annual Healthcare Conference

Jerusalem, Israel, March 17, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) will host a live audio webcast at the Lehman Brothers 11th Annual Global Healthcare Conference in Miami and at the Cowen & Company 28th Annual Healthcare Conference in Boston.  Dan Suesskind, Chief Financial Officer, will present at Lehman Brothers on Tuesday, March 18, and at Cowen and Company on Wednesday, March 19.

What: Teva Presentation at the Lehman Brothers 11th Annual Global Healthcare Conference in Miami and at the Cowen and Company 28th Annual Healthcare Conference in Boston

Who: Dan Suesskind, Chief Financial Officer

When: Tuesday, March 18, 2008 @ 2:30 p.m. ET, and Wednesday, March 19, 2008 @ 8:45 a.m. ET

Where: http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=TEVA&item_id=1780900

or

http://cc.talkpoint.com/LEHM002/031808a_jw/default.asp?entity=TevaPharmaceutical

How: Live over the Internet -- Simply log on to the Web at the address above and register for the event (approx. 10 minutes before).  An archive of the webcast will be available on the site.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: March 17 , 2008

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